HAHA Generation Corp.
4F, No. 132, Songshan Road, Xinyi District
Taipei City, 110, Taiwan (Republic of China)

February 3, 2016

United States Securities and Exchange Commission
Washington D.C. 20549
Division of Corporate Finance

Mail Stop 3561

Attention: John Reynolds, Assistant Director, Office of Beverages, Apparel, and Mining

Re: HAHA Generation Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 26, 2016
File Number 333-207458

Dear Mr. Reynolds:

We have received and read your letter dated February 3, 2016, regarding the above-referenced amended registration statement.  In that letter, you have requested that we respond to that letter by providing the requested exhibit.  Accordingly, we have amended that registration statement to provide the requested exhibit (the “Third Amended Registration Statement”).

In response to the comment specified in your letter, please be informed as follows:

Comment:

Exhibits

1.	Please include a currently dated consent of your independent registered accountant in an amendment to your Form S-1.

Response:

Please note, the Third Amended Registration Statement includes a currently dated consent of our independent registered accountant.

Hopefully, the provisions of the Third Amended Registration Statement and this letter respond adequately to the comments specified in your letter dated February 3, 2016.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.

United States Securities and Exchange Commission
February 3, 2016

Thank you.

Sincerely,

HAHA Generation Corp.,
a Nevada corporation

/s/ Hsuan-Hsien Liao
Hsuan-Hsien Liao
Its: President